Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

April 30, 2018

John Reynolds
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Trident Acquisitions Corp. Registration Statement on Form S-1 Filed March 14, 2018 File No. 333-223655

Dear Mr. Reynolds:

On behalf of our client, Trident Acquisitions Corp. (the “Company”), we hereby provide a response to the comment issued in a letter dated April 10, 2018 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing an amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

John Reynolds April 30, 2018 Page 2

Prospectus Summary, page 1

1.	Please remove or substantiate assertions regarding “the lower valuations of oil and gas companies from our target region,” such as currently appears at page 2. We note the revisions you made in response to prior comment 1.

Response: The Company has deleted the language relating to the “lower valuation of oil and gas companies” as requested by the Staff.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner